Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following is a transcript of a Brookdale conference call:

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

BKD – Brookdale Senior Living Inc. at RBC Capital Markets

Healthcare Conference

EVENT DATE/TIME: FEBRUARY 25, 2014 / 02:30PM GMT

CORPORATE PARTICIPANTS

Andy Smith Brookdale Senior Living Inc. – CEO

Mark Ohlendorf Brookdale Senior Living Inc. – Co-President and CFO

CONFERENCE CALL PARTICIPANTS

Frank Morgan RBC Capital Markets – Analyst

PRESENTATION

Frank Morgan – RBC Capital Markets – Analyst

Next presenting company of fireside chat is Brookdale Senior Living. We have CEO, Andy Smith, with us and CFO, Mark Ohlendorf. Welcome.

Andy Smith – Brookdale Senior Living Inc. – CEO

Thanks for having us.

Frank Morgan – RBC Capital Markets – Analyst

You know, I had this list of questions all lined up to ask you, but it seems that that list of questions is not as relevant as it was after late last week, so we’ll have to come up with some new questions. So, there may be people here – this may be an unusual – people may actually have a lot of questions they want to ask, so if they want to jump in at any time, just raise your hand. We’ll be glad to take your questions.

But there was this little announcement you made last week about an acquisition. So, give us the outset of it. People seemed to notice it; the stocks reacted nicely to it. So what did you find the most appealing about the Emeritus portfolio? And I know there certainly have been rumors in the past it was a possibility, but what’s your assessment here about the appealing characteristics of this portfolio? And then what do you see in the opportunities that it presents?

Andy Smith – Brookdale Senior Living Inc. – CEO

Well, let me step back, Frank. First, for those of you all who aren’t familiar with the Brookdale name, just to give you a thumbnail sketch of who we are, right now, today, we are the largest senior housing operator in the United States. We operate 649 communities right at 67,000 units. We have 50,000 employees. And we’re lucky it’s an industry that’s supported by favorable demographic trends in terms of how folks in this country are aging.

We’re the only player in scale across each vertical of the continuum that starts with independent living, independent assisted memory care, and skilled nursing. We’re also the only player that has a fully integrated and seamless ancillary services portfolio embedded within our platform, and that means home health services, outpatient therapy, and hospice.

And now to get to your question directly, what drove us to think this was such an attractive opportunity? And this is our combination with Emeritus, which is also a large player in senior’s housing, although their focus was more on assisted living; about 82% of their portfolio is assisted living-oriented. They have 500 communities also spread across the entire United States with right at 30,000 employees. And they consolidate about 46,000-or-so units on their books.

We think it’s simply transformational for the entire industry. We think it’s the first – well, we think it augments our opportunity to establish the first seniors housing name brand for senior housing solutions across the entire country. There is no branded identified brand for – in our space. We think it supercharges our ability to pursue that strategy, which we started in May of last year.

We think there are a huge number of both revenue and operating synergies that we can bring to bear. There is a large portfolio of owned real estate, which, of course, we will now control. And, for the benefit of all of our shareholders, we’ll be – those synergies, both in the revenue side and the cost side of things, will accrue to the benefit of all of our shareholders by us retaining that real estate.

So, we think it’s transformational. And we think it’s hugely synergistic. And we think we’ll be able to do a lot of great things. From that, it’s – what we’ve announced is that the transaction will be $0.40 accretive beginning in the third year after the transaction; we expect it to be neutral in the first year. That’s our baseline set of assumptions. We actually think there’s upside to that, but we’re trying to be down the middle and conservative as we think about this transaction.

Frank Morgan – RBC Capital Markets – Analyst

When you look at the units and the revenue opportunity – I did this from the ancillary side to add on there – but what about just the basic operations of their business? What do you see there as the opportunity? I know there have obviously been some challenges of late; and had some bad press, but that aside, how do you assess kind of where they are operationally? And how much – ?

Andy Smith – Brookdale Senior Living Inc. – CEO

Yes. That’s a good question. I’ll answer that in two ways. As we went out and analyzed their assets, the 500 communities that they have, we – again, there’s no criticism at all intended in this – we think there are opportunities to adopt our capital expenditure program, which we’ve been working on for the past three, four years, which is an enhanced level of investment into the platform. We think if we export that into their platform, we think we’ll get enhanced returns from the operations of their particular communities.

The other component of the way we think about their existing business is, is we are very proud of what we’ve done inside of Brookdale in terms of developing our infrastructure, our systems, our technologies, and our platforms. We’ve spent over $100 million over the past four, five years developing those systems, if you will. We think we can export those into the Emeritus program, taking the best of Brookdale, the best of Emeritus, and we think it will really enhance the operations of their communities. And, again, we expect to learn from them too.

Frank Morgan – RBC Capital Markets – Analyst

Sure. How long would it take for you to, from an operational standpoint, to put your technology, these kinds of things into place?

Andy Smith – Brookdale Senior Living Inc. – CEO

Across the senior housing portfolio, it’s probably four to five quarters. This is also an interesting combination, because we have a large ancillary business – $240 million, $250 million a year. They have a fairly large ancillary business as well – $150 million or so. So there’s a separate integration that will occur around some of the support platform elements there. That may take a little bit longer. But on the senior housing side, we’re saying four to five quarters.

Frank Morgan – RBC Capital Markets – Analyst

And what do you see when you put those two ancillary businesses together? Were they doing any external? Or was it all internal?

Andy Smith – Brookdale Senior Living Inc. – CEO

They’re very complementary businesses, actually. They had acquired Nurse On Call, which is the largest community-based home health operator in the state of Florida. So, Nurse On Call had some wonderful capabilities around rolling out in the general community home health market. Our ancillary business, historically, has been focused in the senior housing properties. So, we’ve got complementary skill sets here where our historic capability of rolling out into the Emeritus senior housing portfolio can occur at the same time that Nurse On Call deploys their general community home health in what’s now a larger number of scale markets for the combined company.

Frank Morgan – RBC Capital Markets – Analyst

I think you historically have thrown out numbers on what percentage of your units you actually have put either therapy or home health or any ancillaries into. Is there an equivalent number that they have today in terms of where they are serving ancillaries, they’re now growing?

Andy Smith – Brookdale Senior Living Inc. – CEO

They’re very early. They acquired Nurse On Call about 18 months ago. And, at that point, Nurse On Call operated only in the state of Florida. So they’ve rolled out a lot of home health service to the Emeritus buildings in Florida; have started to do so in Phoenix and Dallas, but that’s pretty early.

Frank Morgan – RBC Capital Markets – Analyst

Okay. But you pick up there, you’ll pick up in terms of moving ancillaries into their own buildings and they’ll help you with your – .

Andy Smith – Brookdale Senior Living Inc. – CEO

Yes, yes.

Frank Morgan – RBC Capital Markets – Analyst

And what are the payer characteristics like for the external business at Emeritus? How do they get paid for that – services in the out regions, not in the building but in the community?

Andy Smith – Brookdale Senior Living Inc. – CEO

That – well, that Nurse On Call general community home health business is predominantly Medicare.

Frank Morgan – RBC Capital Markets – Analyst

Okay, so just a straight (multiple speakers) –

Andy Smith – Brookdale Senior Living Inc. – CEO

Right. Overall, the two companies are both 80%, 81% private pay. On the Brookdale side, about 15% of the other 20% is Medicare. On the Emeritus side, about 10% of the other 20% is Medicare. They’re not quite as penetrated in terms of that home health business across their portfolio. They don’t have quite as much skilled nursing rehab business as we do. But from a payer standpoint, the revenue is pretty comparable.

Frank Morgan – RBC Capital Markets – Analyst

I guess I’ll stop and – anybody have questions from the audience? Okay, I’ll keep going. So you mentioned real estate. Real estate had gotten very quiet around Brookdale for some time here in this topic, but you brought it up quite – first page – or page 3 or 4 of your slide deck last week in the conversation. But is there any new view or new epiphany you’re having on real estate? And why that’s important to highlight this now? Because it’s like people had historically been hoping that some kind of real estate transaction would occur. But what – does this transaction in any way change your view on real estate in your point – ?

Andy Smith – Brookdale Senior Living Inc. – CEO

Well, Frank, the way I’d answer that is, we – I think if you had to project where we’re going to head over the next couple of years in terms of real estate, the thing that we think is most important to do is to integrate Emeritus into our operations, improve out the synergies that we think are there – the cost improvements, the revenue synergies. And again, we hope to do better than we’ve articulated publicly, but we think it’s better to focus on that for the next couple of years, and improve the value of that real estate. And then if there’s a transaction that makes sense to deal with on the real estate front down the road, we’ll, of course, do it. We’re always looking at that.

But I don’t think anything is fundamentally changed. It just happens to be, we happen to have an opportunity to join forces with somebody and – or another organization that we think is hugely transformational and strategic. And we’re going to focus on that.

Frank Morgan – RBC Capital Markets – Analyst

Sure. When you were in the process of doing your due diligence – obviously, I’m assuming you had some conversations with these REITs that do form the majority of the portfolio – how did that conversation go? And are there any opportunities to get any kind of financing synergies or any changes you can see in REIT structures (multiple speakers) – ?

Andy Smith – Brookdale Senior Living Inc. – CEO

Mark can talk about the financing side of it, but I would say we did have conversations with – we both, Emeritus and Brookdale, have large relationships with all of the major healthcare REITs, and they were very supportive of it. We had lots of conversations with them about the transaction. And they, in each case, were very supportive of us moving forward, because they saw the benefits of it to us, for sure; to the industry, also, for sure; and, at least to some extent, to themselves.

Frank Morgan – RBC Capital Markets – Analyst

And I know they have a lot of assets or a lot of leased assets that are accounted kind of under unusual treatment of capital funding obligation, I believe is the term. I think some of that is tied to those actual REIT structures, and how they’re put together. Is there any opportunity to see that – will that be moving on balance sheet with you? Will you assume that? Or is there any opportunity to get that off balance sheet?

Mark Ohlendorf – Brookdale Senior Living Inc. – Co-President and CFO

Yes, we’re actually sorting through the final kind of technical accounting part of that while we work on the joint proxy in the next 30 days or so. I can’t give you an exact prediction of how that will work out, because lease accounting is right up there with the zodiac in terms of how logical it is. But I think the likelihood is the magnitude of that liability will be lower when we do our purchase accounting. But we’ll obviously be filing pro forma’s in the joint proxy that has our best sense of that.

Frank Morgan – RBC Capital Markets – Analyst

Sure. You mentioned the accretion and how it’s conservative. Do you – other than just simple accretion, how did you think about valuation on this transaction?

Mark Ohlendorf – Brookdale Senior Living Inc. – Co-President and CFO

Well, it’s interesting, because, I mean, I think Andy and I have both done this for a while, probably 30 years. This is the most kind of strategic industry transformational deal that I’ve, at least, ever looked at. I mean, the opportunity to combine the number one and number two providers in the market doesn’t happen very often.

So, the strategic part of what’s going on here, some of the opportunities to leverage the brands, gain that local market scale, position assets in markets, a better platform for outside the walls programming in so many markets. I mean, you can get very excited about just the strategic level of the transaction. But at the same time, it is a merger. So a lot of the math and a lot of the value assessment is on a relative basis, right? So, we have a set of projections for what we think Brookdale will do over the next several years. We develop a set of projections with what we think the Emeritus portfolio would do as well, recognizing some of the slight tweaks in the operating strategy that Andy mentioned. And you’re looking for synergy in the transaction to create value.

At the same time, you look at some underlying valuation metrics around – so, what does that mean the real estate is worth? What does that mean the leased assets are worth? To be sure, you’re grounding it with some kind of rational economic assumptions. It’s all those things in the context of a very strategic transaction.

Frank Morgan – RBC Capital Markets – Analyst

You know, you talk about transformational, the size and the scale that comes along with this transaction, but obviously, this will be a massive portfolio to manage. And it’s a huge undertaking. But any areas of concern? Or do you fear that they’re already – you get to certain sizes and you become – having diseconomies of scale. Is there any areas that you’ve thought about there? So, I guess both positives and negatives in terms of managing this very large portfolio.

Andy Smith – Brookdale Senior Living Inc. – CEO

Well, it is a large portfolio, and we’re not naive about the task before us, but we’re quite confident that we can integrate the organizations, that we can take the best of what we currently do, combine it with the best of what they do, get the best people involved. And the great news on this whole thing is that their team is culturally aligned with where we are, in terms of the most important thing, which is take care of the folks we’re privileged to serve. And so there’s not like there’s a dramatic difference between our culture and Emeritus’s. In fact, it’s the opposite of that. We’re right on top of one another.

So we can start with that. And we can integrate the organizations. We’re confident we can do so. And then as Mark said, it’s going to take 18 months or so to get the systems in place and that sort of thing. But we think once that happens, we can really demonstrate the benefits of synergies for a platform this size.

Frank Morgan – RBC Capital Markets – Analyst

You have already been down the road, starting on the road of this national branding strategy. We can see your ad – it’s very good, I might add.

Andy Smith – Brookdale Senior Living Inc. – CEO

Good.

Frank Morgan – RBC Capital Markets – Analyst

How do you see this unfolding over time? I mean, do you think – why is having a national brand so important in senior living?

Andy Smith – Brookdale Senior Living Inc. – CEO

Well, first, I’d say there’s a whitespace out there today. This is the reason that we started and why we think we – Brookdale standalone. And again, with Emeritus, we think it makes it easier, and in fact, supercharges this idea that we can create a national brand.

Our game plan is to have the name Brookdale be synonymous for top-quality senior living solutions across the entire country. You add 500 communities to that, you’re going to have much less – much deeper geographical coverage, et cetera, so that we think we can take that almost 1200 communities, lower the per-unit cost of the brand activity, but actually enhance it. Because you have an ability to talk about more communities, more solutions. And you’re going to have – what’s the number, Mark, there? – of 6 million seniors; that’s roughly half of the seniors in this whole country – are going to be within 10 miles of one of our combined communities.

So, we’re going to be talking to those folks, along with their adult influencers, about the solutions that we provide. And once we do that, once we are established on a national or regional and then a local name, the name Brookdale is established, we’re going to have a, we think, a competitive advantage that nobody in our industry is going to be able to match.

Frank Morgan – RBC Capital Markets – Analyst

With that, transitioning a little bit more to a higher-level issue on – with this size with – can you comment about the regulatory front, both state and federal, how that is developing? And do you think being in a lot of places and being a big company is a good thing or a bad thing? Does it actually put a target on you, if we get that? So, two questions. How do you see regulations unfolding? And are you better off as a bigger company or a more visible company?

Andy Smith – Brookdale Senior Living Inc. – CEO

Well, I think regulation is going to – it’s been evolving on the state level for as long as Mark and I have been involved with this industry. I think it will continue. I’m not terribly worried about that. We’re – in almost every circumstance, we’ve got – you know, a lot of it would go to staffing. Well, we already staff at the excess of – in excess of any state regulation.

So, I’m not too terribly worried about that. I think the – I don’t think you’ll see federal regulation of assisted living. I do think the industry over time – ourselves, it would be to our benefit to develop credentialing programs. And maybe, over time, accreditation, just as an industry. I think that would be a great thing, so long as it’s done smartly. I think our size will not be a disadvantage. I think we should be a leader in all of this. And so I don’t think it will be a disadvantage. I think it will actually give us a bigger voice and an opportunity to have a more compelling voice in what appropriate regulation is, as it evolves.

Frank Morgan – RBC Capital Markets – Analyst

Sure. We get this question quite a bit about capacity concerns, overcapacity. Obviously, you had a chance to look around and see, doing your due diligence on the Emeritus portfolio, what do you see – I would imagine probably more time evaluating the markets over the last few months looking at this deal – but has anything you’ve seen as part of the due diligence for Emeritus, as it relates to seeing what’s going on out in the market in terms of new construction activity, what are you seeing out there? And anything new incremental that you’ve learned through the due diligence process?

Andy Smith – Brookdale Senior Living Inc. – CEO

I wouldn’t say from the due diligence process we learned anything new. Again, we think that we’re careful to monitor what happens in each of our local markets in terms of new construction. I mean, we have a lot of systems in place and a lot of techniques to keep our finger on the pulse on that. So I wouldn’t say we’ve learned anything new from the due diligence process.

And what I would say about new demand or new construction is we’re mindful of it. It’s certainly increased a little bit over the past several quarters. But we think it’s, right now, at a level that we’re relatively sanguine about it. There are not that many of our communities that are being affected by new competition that’s opening up in the next several years. Where there is, in fact – again, it’s a local market business in the sense of where new construction happens; so if we have new construction in particular submarkets, we’ve got plans to address them.

So, we watch it; we’re mindful of it. We keep our finger on the pulse of what’s happening out there. But we’re relatively sanguine at the current level of new construction, which we still think supply is going to – is outpacing it.

Frank Morgan – RBC Capital Markets – Analyst

I know you’ve been more focused on expansions in Program Max with your capital dollars. I believe they have a little bit of new construction underway. How does that – was there a plan to do more construction on a relative basis and (multiple speakers) – ?

Andy Smith – Brookdale Senior Living Inc. – CEO

Emeritus?

Frank Morgan – RBC Capital Markets – Analyst

Yes.

Andy Smith – Brookdale Senior Living Inc. – CEO

They have a – what I would call a relatively modest new construction program that they – don’t hold me to this number – I’d say they’ve been developing 8 to 10 or so in one stage of development or another. That will continue through this integration process. But I don’t think their perspective on new construction is any different than ours, if that’s what you’re asking.

Frank Morgan – RBC Capital Markets – Analyst

Yes. Coming out of the Net conference – I’m sorry out of the OSHA conference, it did seem to be there was a lot of focus on kind of managing how the acuity level of the residence assisted living or any of that has really increased. And I guess at the end of the day, because this is a private pay sector, you’ve got to keep the consumer happy. You’ve got to provide a good product at a good price and a safe product. But how do you manage, and how do you think about managing the aging in place in assisted living, and the ability to monitor it, to monetize and get paid for it, but also to deliver in a very safe way?

Andy Smith – Brookdale Senior Living Inc. – CEO

Well, we think we have systems and programs in place, and staffing models where we call service alignment, to make sure that we, A, have folks in the right service setting; and B, that we’ve got the right folks there to take care of them. We have the sufficient number of – I mean, our service alignment program is first and foremost about quality, making sure we have the right set of labor there to take care of the wants and needs of the residents we take care of.

I think about, in terms of this merger, I think this gives us a real opportunity to have more levels of care in a particular connected marketplace, so that you can address folks’ needs at, say, an independent living; but as they age, and then maybe they need assisted, maybe they need memory care, so we have a service solution, more sets of service solutions in particular geographies, so that we can take care of folks in the right service setting.

That’s a huge intangible benefit, which I think will ultimately, again, as I say, ripen into revenue opportunities that we haven’t included in our underwriting. But that’s a big deal when we think about how this merger makes one plus one equal – I’ve been saying five, but Mark tells me that’s CEO math. We’ll say that’s (multiple speakers) –

Mark Ohlendorf – Brookdale Senior Living Inc. – Co-President and CFO

Underpromise, overdeliver. So, one plus one equals three is good for this purpose, I think.

Andy Smith – Brookdale Senior Living Inc. – CEO

Yes. For the purpose here. (multiple speakers) I think the gentleman has a question.

Unidentified Audience Member

(inaudible – microphone inaccessible)?

Andy Smith – Brookdale Senior Living Inc. – CEO

Sure. We produce a supplement each quarter. In the supplement, we break out the full range of CapEx that we have. So, depending on what we’re up to at a particular point in time, that may include expansions of our locations; it may include new construction; it may include acquisitions, either general market acquisitions or acquisition of leased or managed assets.

In the CFFO number proper, we deduct a portion of the CapEx, which we call routine CapEx. It’s a more regularized piece of the CapEx. It relates to things like unit turns and general recycling of equipment and so forth through the community. We separately then report what we call EBITDA-enhancing CapEx. Most of that is common area refurbishment type activity. Our communities are refurbished once every 10 or 12 years. That’s roughly what the economic life of a refurbishment is. For the last couple of years, we’ve been refurbishing about 20% of our locations. So, those numbers are on a cash basis, not on kind of a reserve basis, so we’re kind of going through a bubble of CapEx in the last few years.

Unidentified Audience Member

(inaudible – microphone inaccessible)?

Andy Smith – Brookdale Senior Living Inc. – CEO

Well, we operate about 50,000 units. It’s actually way more than 5 billion.

Frank Morgan – RBC Capital Markets – Analyst

Yes. Okay. We may be over. One quick question and then we’ll wrap it up. Okay. Thank you very much.

Andy Smith – Brookdale Senior Living Inc. – CEO

All right, thanks.

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Forward Looking Statements

Certain items in this communication (including statements with respect to the merger of Brookdale and Emeritus) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our facilities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger, including in respect of the satisfaction of closing conditions to the merger; unanticipated difficulties and/or expenditures relating to the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; litigation relating to the merger; the impact of the transaction on relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from the merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, Brookdale plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Brookdale and Emeritus that also constitutes a prospectus of Brookdale, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/ prospectus and other filings containing information about Brookdale and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Brookdale at www.brookdale.com under the heading “About Brookdale /Investor Relations” or from Emeritus at www.Emeritus.com under the heading “Investor Relations.”

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brookdale’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of Brookdale and their ownership of Brookdale common stock is set forth in the proxy statement for Brookdale’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in the proxy statement for Emeritus’ 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.